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                             December 7, 2023

       Wissam Jabre
       Chief Financial Officer
       Western Digital Corporation
       5601 Great Oaks Parkway
       San Jose, CA 95119

                                                        Re: Western Digital
Corporation
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 001-08703

       Dear Wissam Jabre:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2023

       Risk Factors
       Operational Risks, page 11

   1. We note your discussion on page 38 regarding a $605 million charge for manufacturing underutilization and
related charges and a write-down of certain Flash inventory to lower of cost or market
value. Please tell us, and revise to clarify, what is meant by
                                                        "manufacturing
underutilization and related charges." In addition, where you discuss the risks and uncertainties
with regard to your strategic relationships on page 16 and
                                                        seasonality and
cyclicality on page 18, revise to include a separate quantified discussion of charges related to
inventory write-downs and manufacturing underutilization to add context to such risks.
 Wissam Jabre
FirstName LastNameWissam
Western Digital Corporation Jabre
Comapany7,
December  NameWestern
             2023        Digital Corporation
December
Page 2    7, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations , page 37

2. We refer to your October 28, 2019 response letter where you indicated your intent to include a quantified discussion of units sold, average selling prices or other metrics to the extent relevant to further promote an understanding of your results of operations. Given the significant impact that macroeconomic factors have had on your recent operations, please revise to include a quantified discussion of units sold and average selling prices for both your Flash and HDD products as provided in the Quarterly Facts Sheets of your
         Earnings Presentation to provide further context to your results of operations discussion, or explain why you do not believe this information is relevant to an understanding of the significant declines in your revenue and profit margins. In addition, where a material change is attributed to two or more factors, including any offsetting factors, revise throughout your results of operations discussion to ensure you include a quantified discussion of each factor and avoid using terms such as "primarily" or "substantially all" in favor of specific quantification. Refer to Item 303(b) of Regulation S-X.
Notes to Consolidated Financial Statements
Note 3. Business Segments, Geographic Information and Concentration of Risk, page 66

3. We note your segment results presentation includes a line item for "Total gross profit for segments." Please revise to remove this total as it creates a non-GAAP measure that should not be included in the financial statement footnotes. Similar revisions should be made in your Form 10-Q filings. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Brandi Steege